Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following third-party letters were made available on Comcast’s website:

To Whom it May Concern,

Thank you for this chance to contribute to the dialogue about the proposed Comcast and Time Warner Cable transaction. I believe his proposal holds great promise.

I am the general manager for WMVY-FM in Vineyard Haven, Massachusetts. We’re a not for profit adult alternative station, broadcasting on the radio and streaming on the Internet to our listeners in Martha’s Vineyard, Cape Cod, the Southcoast, and also Newport, Rhode Island. We’re among the more popular Internet radio stations in the world.

For a number of years, our station has worked on community fundraising and improvement projects to which Comcast has also given its support. I believe that Comcast is a valuable community contributor and a business which seeks out partnerships with groups whose missions are to improve lives.

Comcast also awards yearly $1,000 scholarships to high school students here and across the state through its own Leaders and Achievers program. This year the winners were honored at the state capital building in Boston.

Another investment comes through Comcast’s Digital Connectors Information Technology Training Program. For eight months, small groups of these teenagers gather for three hours twice a week at the Alexandra Gagnon Teen Center at the YMCA of Martha’s Vineyard. The students study Cisco Systems IT technology, financial literacy, video production, computer repair and other topics. They also complete a community service portion of the program, sharing what they’ve learned while volunteering at local schools, senior centers, and churches. They graduate with digital technology skills they can use in school and careers - and the program is completely free.

Comcast’s good will has been well demonstrated. I would like to see other communities, especially their young people, have the chance to benefit from similar Comcast partnerships with city agencies and nonprofits. This can happen through the proposed transaction, and I hope you will give it your approval.

Sincerely yours,

/s/ Gregory W. Orcutt
Gregory W. Orcutt

August 17, 2014

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Dear Ms. Dortch:

For more than 24 years, I have hosted a community cable show in Rockford, Illinois where I interview business and government professionals, artists and others who wish to address the local community. Additionally, guests may entertain and offer tips and educational insight to the audience. I use the program to try and make a positive difference in the community where I live and work. Without help from Comcast for my program, it would not be as successful as it is today. I ask you to please approve the proposed Comcast and Time Warner Cable transaction.

My professional occupation is also in the realm of community development. I help ex-offenders find jobs through the Winnebago County Resource Intervention Center. These are people who have paid for their mistakes but still face difficulty finding employers who will give them a second chance, even though a person who is employed is less likely to return to crime. Yet, in the last two years, I have been able to help more than 150 former inmates get employment with local companies.

I am very active in my community as a co-founder and organizer or our annual Juneteenth celebrations in Rockford. I started Inner City Reconstruction Group to help youth and adults build important skills at school and work to get their lives in order. I also teach for the Wake Up Group, which is a class for young lawbreakers. In working on my goal of improving my community, I have volunteered with the Winnebago County Diversity Council and other organizations. My efforts have earned me recognition, including a 2010 Spirit of Caring Award from Crusader Community Health.

My show, “It’s Time for a Change,” aims to shine a light on those who make a difference in the Rockford region. I can’t tell you how important this forum is. People say they have been inspired by the speakers and the artists I host. I want people to see the good that is around them and take that and improve their own lives. This kind of impact could not be possible without Comcast’s help. Comcast provides studio space, production assistance and broadcast time on their local channel.

Diverse and minority programming has also been an important feature that Comcast has supported in our community. Through the years, I have seen Comcast offer more and more mainstream programming that is inspiring to minority viewers. Many of the independent channels that Comcast shows are minority-owned. It is important for our youth to see positive role models on TV that they can relate to, and see what they are capable of achieving. It would be wonderful to expose this type of positive and diverse independent programming to more children in areas that don’t have Comcast service currently.

I sincerely hope the Commission will approve the transaction, because I believe that Comcast’s commitment to my community, and the benefits my community has enjoyed through Comcast programming deserve to be shared with others.

Sincerely,

/s/ Tommy Meeks
Tommy Meeks
Founder Inner City Reconstruction Group

August 22, 2014

Marlene H. Dortch
Secretary, Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Dear Secretary Dortch:

As State Representative of the 200th Legislative District and Chair of the Philadelphia Delegation to the Pennsylvania House of Representatives, I am pleased to offer my strong support for Comcast’s proposed merger with Time Warner Cable. My district is comprised of approximately 60,000 residents in the Mount Airy and Chestnut Hill neighborhoods of Philadelphia.

As a public servant and a lifelong Philadelphia resident, I have had extensive experience with Comcast and can personally attest to its longstanding commitment to our City. Comcast has been a key corporate citizen in Philadelphia, responsible for significant economic growth and positive social change. Among its most important contributions are its commitment and progress towards bridging the digital divide in our City.

According to a 2013 poll conducted by The Pew Charitable Trusts, 18% of Philadelphia residents (nearly 1 in 5) still do not have Internet access through a home computer or a cell phone. Even more sobering is the fact that 27% of Philadelphia residents with annual incomes under $30,000 lack Internet access. For the past four years, Comcast has demonstrated its longstanding dedication to addressing this digital divide through its Internet Essentials (IE) program. IE provides low-income families with affordable access to broadband, computers for as little $149.99, and free digital literacy training. Families with children that qualify for the National School Lunch Program are eligible to apply for IE.

IE was first introduced in 2011 as a three-year experiment, but after its resounding success, Comcast recently announced that it would be extending the program indefinitely, again exhibiting its commitment to increase digital literacy. Nationwide, 1.4 million individuals have received broadband access through IE since 2011, including 9,000 families in Philadelphia. Comcast has and continues to partner with community organizations in Philadelphia and other cities to inform eligible families about IE. For example, students in the Philadelphia School District receive information about IE to take home to their parents and caregivers.

The Internet access provided through IE is vital to the families who participate in this program. As our world becomes increasingly digitalized, Internet access is no longer an option; it is a necessity, especially in the areas of education and employment. Regrettably, broadband access is costly, pushing the Internet beyond the reach of many low-income families. Fortunately, Comcast has recognized this problem and taken significant strides to rectify it through the IE program.

If its proposed merger with Time Warner Cable is approved, Comcast will be able to bring IE to Time Warner’s markets, thereby providing affordable Internet access to many additional families across the country. I firmly believe that this transaction is a crucial step in further bridging the digital divide in Philadelphia and beyond. Therefore, I strongly urge the Federal Communications Commission to approve Comcast’s proposed merger with Time Warner Cable.

Sincerely,

/s/ Cherelle L. Parker
The Honorable Cherelle L. Parker
State Representative - 200th Legislative District/
Chair- Philadelphia Delegation – PA House of Representatives

August 26,2014

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Dear Secretary Dorch:

I am writing to express appreciation for the role Comcast consistently plays in investing in our communities. I am an elected County Commissioner for Arapahoe County and I have seen the many different ways that Comcast provides valuable support to address community needs. It is because of Comcast’s ongoing commitment to investing in and strengthening our community that I believe the proposed transaction between Comcast and Time Warner Cable is worthy of your consideration.

I have seen Comcast provide college scholarships to high school seniors from Aurora Public Schools, every year, for the last several years, to support their post-secondary educational plans, which has meant a great deal to our Aurora families. More than 70% of all students in our district qualify for the free or reduced school lunch program; and, with so many of our families living in poverty, paying for college can prove very difficult. Comcast’s annual scholarship program has helped make college a reality for many of our young leaders.

Our entire County is also grateful for the many opportunities we have had to work in partnership with Comcast to make our families aware of the Internet Essentials program, which makes home Internet service affordable for low-income families. Comcast sponsors many different events, including back to school nights, and works closely with the Aurora Public Schools and Cherry Creek Public Schools districts in promoting and explaining the Internet Essentials program. In addition, Comcast works closely with the foundations of both school districts to make sure students eligible for Internet Essentials are aware of the program.

Our school communities have also benefited for many years from Comcast Cares Day projects, as the company has included Aurora Public Schools projects as part of this annual day of volunteer service. The Comcast Cares Day projects have served as a wonderful means of bringing together Comcast employees, their families, school district leaders, board of education members, students, teachers, and other members of the Aurora community to work on service projects that have greatly benefited our schools and the students they serve. I have seen these volunteers work hard to clean up school grounds, paint classrooms, install new landscaping for school playground areas, and more. We are grateful for this commitment and support, and delighted to know that another Aurora Public Schools project will be included in Comcast Cares Day next April.

As an Arapahoe County Commissioner, I truly appreciate the strong business relationship Comcast has with our local businesses and our County, including carrying the Aurora Channel 8, which broadcasts City Council meetings for public viewing and offers a variety of local-area programming and news for Aurora citizens. I believe Comcast’s culture of investing in communities will continue as the company expands, thereby reaching more families in need through efforts such as Comcast’s annual college scholarship program, Internet Essentials, Comcast Cares Day, and more. We are grateful for Comcast’s commitment to strengthening all of Arapahoe County.

Sincerely,

/s/ Bill L. Holen
Bill L. Holen
Arapahoe County Commissioner (District 5)

Before the
Federal Communications Commission
Washington, D.C. 20554

In the Matter of Applications of Comcast Corporation, Time Warner
Cable Inc., Charter Communications, Inc., and
Spinco to Assign and Transfer Control of FCC
Licenses and other Authorizations

MB Docket No. 14-57

Response to Comments
Dr. Michael Mandel
Chief Economic Strategist
Progressive Policy Institute

September 23, 2014

In this response to comments, we do not take a position on the Comcast-Time Warner merger. However, we note that several of the comments made by other interested parties mention productivity. Given the weakness of productivity growth in today’s economy, we see this as a very important issue. Therefore, in this response, we strongly advocate that the FCC analysis of the public interest benefits of a merger should take into account the merger’s potential impact on productivity, investment, growth, innovation and job creation.

Background

Over the past 20 years, the U.S. economy has emphasized consumption over production. The result has been weak productivity growth, huge trade deficits, the accumulation of debt, the lack of business investment, weakness in job creation, and the hollowing out of manufacturing (hidden by a variety of data flaws).

Even the economic recovery has been tilted towards consumption and away from production. Since 2007, when the economy first slipped into recession, real personal consumption expenditures have risen by 8.2 percent. That’s faster than the 6.6 percent increase in real economic output, and double the 4.1 percent increase in business investment. Largely as a result of the below trend business investment, productivity growth has been extremely weak, averaging only 0.7 percent annually since 2012.

The implication is that our economic and regulatory policies should move us more towards a “production economy” rather than a “consumption economy.” That means regulators and policymakers should emphasize:

•	Productivity growth
•	Investment
•	Global competitiveness
•	Job Creation
•	Americans as workers rather than Americans as consumers

We believe that a regulatory emphasis on productivity and the production economy is strongly in the public interest, and should be heavily weighted in the mix of issues that the FCC considers as being relevant to assessing this and any other merger under its public interest mandate.

Antitrust and Productivity

What does this have to do with antitrust and mergers? Historically antitrust policy has been oriented towards the consumer, broadly speaking. The 2010 Horizontal Merger Guidelines from the Department of Justice and the Federal Trade Commission noted that “the Agencies normally evaluate mergers based on their impact on customers.” [1] Indeed, the current approval guidelines contain hundreds of references to customers and consumers, but no mention of words like ‘productivity’, ‘growth’, ‘jobs’, ‘capital spending’ or ‘investment’. [2]

The FCC, of course, assesses mergers and other transactions under a different standard, based on section 310(d) of the Communications Act. By this standard, the transaction has to serve the “public interest, convenience, and necessity.”

We suggest that the FCC analysis of the public benefits from a merger should put heavy weight on “production-side” effects on productivity and investment. To the degree that a merger increases productivity and investment, it will have major public benefits. Regulators should weight such benefits as well as market power in their consideration of a merger.

There are several important channels by which a merger could positively impact productivity and investment. First, the combined companies may themselves show a gain in productivity and efficiency as the result of the merger. For example, a merged company would be able to extract internal efficiencies and productivity in areas like information technology, human resources and procurement management.

The second channel is the impact on productivity via investment. A merger may give the combined companies greater financial resources, efficiencies and ability to make investments that they would not have made otherwise. That is, the increased size will generate scale efficiencies that will likely increase investment. Examples could be software enhancements or upgrades to broadband networks to extract higher speeds made more viable through these scale efficiencies. This investment could lead to greater productivity and growth in two ways. First, it could add to business investment at a time when that is below trend growth. Second, investment like the development of new software could have flow-on productivity effects. And more specifically, higher investment in broadband leads to productivity gains for all sectors, as businesses are able to make better use of the new capacity to make productivity-enhancing improvements to their businesses.

The link between investment and size of company is, of course, controversial. The argument is often made that larger companies will have more market power and therefore less incentive to invest. Our research, however, suggests the opposite: In the current economic environment, given the rapid pace of innovation, the largest communications companies continue to put billions into domestic capital expenditures. Indeed, our latest study of domestic corporate investment shows that communications companies, including Comcast, occupy 3 out of the top 7 spots in our list of “Investment Heroes.” [3]

Another way in which a merger might enhance productivity and growth is by bringing greater competition into the business services market. Discussion about competition in merger analysis often focuses almost exclusively on the residential market. Regulators must also focus on the business services market, and do so with equal weight. Video, voice and broadband services are a key input into business output, and any increase in competition in those services will add to the productivity of the business sector. A merged company’s larger footprint that cuts across regions, along with the scale efficiencies, can enable it to be more effective a competitor for small, medium and enterprise businesses.

Finally, the fourth channel by which a merger might boost productivity is through other innovations. Large enterprises are usually seen to be defenders of the status quo, relying on market power rather than technological innovation. However, historically innovation has come as often from large companies as from small [4]. In fact, the nature of the challenges facing today’s economy may favor innovation coming from larger actors. The reason is simple: The sectors of the economy with the weakest productivity growth, such as health and education, are large-scale integrated systems that are heavily resistant to change. Implementing systemic innovations in these industries may require scale. If a larger combined company can help create a platform for improved productivity in these and similar sectors, the FCC merger analysis should capture and weigh that value.

In conclusion, we strongly advocate that the FCC’s evaluation of the public interest benefits of a merger include an assessment of productivity, investment, innovation and jobs effects.

________________________
[1] “Horizontal Merger Guidelines,” Department of Justice and Federal Trade Commission,” August 2010.

[2] Michael Mandel, “Scale and Innovation in Today’s Economy,” Progressive Policy Institute Policy Memo, December 2011; Michael Mandel and Diana G. Carew, “Innovation by Acquisition: New Dynamics of High-Tech Competition,” Progressive Policy Institute Policy Memo, November 2011.

[3] Diana G. Carew and Michael Mandel, “U.S. Investment Heroes of
2014: Investing at Home in a Connected World,” Progressive Policy Institute, September 2014.

[4] Mandel, 2011.

September 17, 2014

VIA ELECTRONIC FILING
Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Re:	In the Matter of Applications of Comcast Corp., Time Warner Cable Inc.,
Charter Communications, Inc., and SpinCo; For Consent to Assign or
Transfer Control of Licenses and Authorizations; GN Docket No. 14-57

Dear Ms. Dortch,

On behalf of Asian Americans Advancing Justice | AAJC, we submit the following comments regarding the proposed transaction between Comcast and Time Warner Cable. In the Commission’s review of whether this proposed transaction serves the public interest we provide the following information regarding Comcast’s efforts to increase diversity and inclusion in its practices.

Advancing Justice | AAJC is dedicated to promoting a fair and equitable society for all by working for civil and human rights and empowering Asian Americans and other underserved communities. We provide the growing Asian American community with multilingual resources, culturally appropriate community education, and public policy and civil rights advocacy. In the communications field, Advancing Justice | AAJC works to promote universal access and reduce barriers to critical technology, services, and the media.

In 2010, as part of the Comcast/NBCU merger, Advancing Justice | AAJC joined several national Asian American organizations to negotiate a historic Memorandum of Understanding (MOU) to ensure the merger enhanced diversity at Comcast/NBCU.1 Under the MOU Comcast/NBCU committed to increasing and improving its diversity and inclusion practices in the following areas:

•	Corporate governance;
•	Employment/workforce recruitment;
•	Procurement;
•	Programming; and
•	Philanthropy.2

We now report to the Commission that Comcast/NBCU has delivered on the commitments it made in the MOU. As outlined in the MOU, Comcast established and has relied upon its Asian American Advisory Council, on which Advancing Justice| AAJC is represented, to develop, meet, and increase its diversity and inclusion initiatives.

1 Press Release, Asian American Justice Center, Comcast/NBCU Reach Historic Agreement with Asian American Media and Civil Rights Groups (Dec. 15, 2010), http://oldwww.advancingequality.org/newsreleases/comcastnbcu-reach-historic-agreement-with-asian-american-media-and-civil-rights-groups.

2 Memorandum of Understanding between Comcast Corporation, NBC Universal and The Asian American Leadership Organizations ¶3 available at http://www.advancingequality.org/sites/aajc/files/Asian%20American%20MOU%20pdf%281%29_0.pdf.

A constant concern in the Asian American community is the lack of culturally and linguistically relevant content.3 Comcast/NBCU has made substantial progress to address this concern. Comcast’s programing has continued to expand Asian American-focused content such as the distribution of Crossings TV, Mnet, and Myx TV networks.4 Comcast also launched Cinema Asian America5 on its video on demand platform and the Xfinity Asia microsite on its website.6 Most recently we were pleased to see that NBC News launched an online news portal that specifically focuses on our communities.7

Advancing Justice | AAJC and Comcast have also worked together to increase broadband adoption through Comcast-supported programs like Digital Connectors and Internet Essentials. Comcast has committed to launch the Internet Essentials program in Time Warner Cable markets if the transaction is approved.8 Time Warner Cable markets include Los Angeles, New York City, and Hawaii, which have some of the largest Asian American and Pacific Islander communities.9

Comcast has committed to bring its diversity and inclusion initiatives to Time Warner Cable and we understand that Comcast/NBCU has committed to reevaluate and expand its diversity and inclusion goals. We urge the Commission to consider and ensure the importance of diversity and inclusion as it reviews this transaction.

Although all companies should take diversity and inclusion as seriously as Comcast/NBCU, the Commission must still thoroughly review the proposed transaction to determine whether it benefits the public interest. If you have any questions or would like to discuss further our comments, please contact Asian Americans Advancing Justice | AAJC senior staff attorney Jason T. Lagria at jlagria@advancingequality.org or 202-296-2300 ext 122.

Mee Moua
President and Executive Director
Asian Americans Advancing Justice | AAJC

_________________
3 The highest rated mainstream television shows among Asian Americans are shows that have Asian American actors, which indicates a strong desire among Asian Americans to see people who resemble them. Nielsen, State of the Asian American Consumer: Growing Market, Growing Impact, 11 (2012), http://www.nielsen.com/content/dam/corporate/us/en/microsites/publicaffairs/StateoftheAsianAmericanConsumerReport.pdf (hereinafter State of the Asian American Consumer).

4 Comcast/NBCUniversal, Seeing the Bigger Picture 31 (2014), http://corporate.comcast.com/images/Comcast_Diversity_Report_060214.pdf.

5 Angry Asian Man, Comcast Launches Cinema Asian America on Demand, Dec. 1, 2010, http://blog.angryasianman.com/2010/12/comcast-launches-cinema-asian-america.html.

6 See http://xfinitytv.comcast.net/microsite/asian-american.

7 See http://www.nbcnews.com/news/asian-america.

8 See Alina Selyuk & Liana B. Baker, Comcast Expands Low-Income Internet Service as Merger Review Nears, REUTERS, Mar. 4. 2014, http://www.reuters.com/article/2014/03/04/us-usa-comcast-internetidUSBREA231WS20140304. The Internet Essentials program currently serves only households with at least one child who is eligible to participate in the National School Lunch Program. Comcast, How it Works, https://www.internetessentials.com/how-it-works (accessed Aug. 27, 2014).

9 U.S. Census Bureau, The Asian Population: 2010 11, Table 3 (2010), http://www.census.gov/prod/cen2010/briefs/c2010br-11.pdf. When ranked by total Asian population, New York City, Los Angeles, and Honolulu are ranked first, second, and seventh, respectively.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its

Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.